[redacted]

SE 15045234 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

SEC Mail Processing Section
FEB 18 2015
Washington DC
404

SEC FILE NUMBER
8- 68852

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vista Point Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 New Montgomery Street, Ste 700

(No. and Street)

San Francisco, CA 94105

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Lyon 415 722 3506

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.

(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 Northridge CA 91324

(Address) (City) (State) (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TS

2/19/15

OATH OR AFFIRMATION

I, Michael Lyon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vista Point Advisors, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Santa Clara
Subscribed and sworn to (or affirmed) before me on this 16th day of February, 2015 by Michael Lyon proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Michael D Lyon
Signature

Managing Director
Title

JOHN SANTOS
COMM. #2017593
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Comm. Exp. Apr. 5, 2017

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Members of
Vista Point Advisors, LLC:

We have audited the accompanying statement of financial condition of Vista Point Advisors, LLC (the Company) as of December 31, 2014, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Vista Point Advisors, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vista Point Advisors, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II, and III (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Vista Point Advisors, LLC's financial statements. The supplementary information is the responsibility of Vista Point Advisors, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.
Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 16, 2015

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Vista Point Advisors, LLC
Statement of Financial Condition
December 31, 2014

Assets

Cash	$	1,612,485
Accounts receivable		67,500
Prepaid expenses		44,013
Deposits		20,160
Total assets	$	1,744,158

Liabilities and Members' Equity

Liabilities

Accounts payable and accrued expenses	$	296,063
Payroll and payroll taxes payable		1,260
Income taxes payable		5,790
Total liabilities		303,113

Members' equity

Members' equity		1,441,045
Total members' equity		1,441,045
Total liabilities and members' equity	$	1,744,158

The accompanying notes are an integral part of these financial statements.

Vista Point Advisors, LLC
Statement of Income
For the Year Ended December 31, 2014

Revenues	
Investment banking fees	$ 8,867,300
Total revenues	8,867,300
Expenses	
Employee compensation and benefits	2,614,483
Guaranteed payments	1,453,847
Professional fees	141,636
Occupancy and equipment rental	116,567
Communications	23,519
Other operating expenses	260,687
Total expenses	4,610,739
Net income (loss) before income tax provision	4,256,561
Income tax provision	12,590
Net income (loss)	$ 4,243,971

The accompanying notes are an integral part of these financial statements.

Vista Point Advisors, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2014

	Members' Equity
Balance at December 31, 2013	$ 1,319,113
Members' distributions	(3,122,033)
Repurchase of member units	(1,000,006)
Net income (loss)	4,243,971
Balance at December 31, 2013	$ 1,441,045

The accompanying notes are an integral part of these financial statements.

Vista Point Advisors, LLC
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flow from operating activities:		
Net income (loss)		$ 4,243,971
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Accounts receivable, net	$ (67,500)	
Other receivables	9,893	
Prepaid expenses	(24,967)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	272,275	
Payroll and payroll taxes payable	(10,287)	
Income taxes payable	(1,010)	
Total adjustments		178,404
Net cash provided by (used in) operating activities		4,422,375
Net cash provided by (used in) in investing activities		-
Cash flow from financing activities:		
Capital distributions	(3,122,033)	
Capital contribution	(1,000,006)	
Net cash provided by (used in) financing activities		(4,122,039)
Net increase (decrease) in cash		300,336
Cash at beginning of year		1,312,149
Cash at end of year		$ 1,612,485
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ 13,600	

The accompanying notes are an integral part of these financial statements.

Vista Point Advisors, LLC
Notes to Financial Statements
As of December 31, 2014

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Vista Point Advisors, LLC (the "Company") was organized in the State of California on January 13, 2011. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer that provides several classes of services, including advisory services. Advisory fees generally consist of retainers that are paid after letters of engagement are signed for services, as well as success fees upon the closing of transactions in which the Company participated.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

For the year ended December 31, 2014, the Company made 38% of its revenue from one of its clients.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Advisory fees are recognized as earned according to the fee schedule stipulated in the client's engagement contracts. The Company receives investment banking fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned.

The Company has fully depreciated property and equipment of $69,296. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company, with the consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

However, the Company is subject to a minimum franchise tax and a gross receipts fee in California for limited liability companies as discussed in Note 2.

Advertising and marketing costs are expensed as incurred. For the year ended December 31, 2014, the Company included $1,299 of these costs in other operating expenses on the Statement of Income.

Note 2: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company operates as a limited liability company treated as a partnership for tax purposes. As such, the Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax. The Company files its tax returns using the cash method of accounting.

The Company is subject to a limited liability company gross receipts fee, with a minimum franchise tax. As of December 31, 2014, the income tax provision consists of the following:

Franchise tax	$ 800
Gross receipts tax	11,790
Total income tax provision	$ 12,590

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2014, the IRS has not proposed any adjustment to the Company's tax position.

Note 3: CHANGE IN OWNERSHIP

Effective January 1, 2014, the Company underwent a change in ownership. One of its active members stepped down leaving the Company with six members of which one is actively managing the Company. The Company repurchased all of the outstanding units held by the member that stepped down.

Note 4: PENSION PLAN

The Company established a SIMPLE plan (the "Plan") in 2011 covering all of its eligible employees. The Plan is discretionary and continuance of the plan is at the sole discretion of the Company. Under the terms of the Plan, the Company may make matching contributions up to 3% of employees' pre-tax deferrals. For the year ended December 31, 2014, a matching contribution was made to the plan in the amount of $61,299.

Note 5: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company reported subsequent to year-end, the Company has changed their SIMPLE IRA pension plan to a 401(k) retirement plan effective January 1, 2015. Other than the change mentioned, there were no additional events which took place that would have a material impact on its financial statements.

Note 6: COMMITTMENT AND CONTINGENCIES

Commitments

The Company entered into a non-cancellable lease agreement for office space effective January 17, 2013. The lease term is three years and one month which commenced on March 1, 2013. The agreement contains provisions for rent escalation based on increases in certain costs incurred by the lessor as well as a first month rent abatement.

Under the terms of this agreement, the Company had $108,083 in occupancy expense for the year ended December 31, 2014.

At December 31, 2014, the minimum annual payments are as follows:

Note 6: COMMITTMENT AND CONTINGENCIES (CONTINUED)

Year ending December 31,	
2015	$ 117,824
2016 & thereafter	29,792
Total	$ 147,616

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2014, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 7: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2014 or during the year then ended.

Note 8: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

Note 8: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (CONTINUED)

For the year ending December 31, 2014, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU Number	**Title**	**Effective Date**
2013-02	Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income *(February 2013).*	After 12/15/13
2013-11	Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists *(July 2013).*	After 12/15/14
2014-08	Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity *(April 2014).*	After 12/15/14
2014-09	Revenue from Contracts with Customers (Topic 606): Revenue from Contracts with Customers *(May 2014).*	After 12/15/17
2014-15	Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern *(August 2014).*	After 12/15/16

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2014, the Company had net capital of $1,309,372 which was $1,289,164 in excess of its required net capital of $20,208; and the Company's ratio of aggregate indebtedness ($303,113) to net capital was 0.23 to 1, which is less than the 15 to 1 maximum allowed.

Vista Point Advisors, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2014

Computation of net capital		
Member's equity	$ 1,441,045	
Total members' equity		$ 1,441,045
Less: Non-allowable assets		
Accounts receivable, net	(67,500)	
Prepaid expense	(44,013)	
Deposits	(20,160)	
Total non-allowable assets		(131,673)
Net capital		1,309,372
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 20,208	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(20,208)
Excess net capital		$ 1,289,164
Ratio of aggregate indebtedness to net capital	0.23 : 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2014.

See independent auditor's report

Vista Point Advisors, LLC
Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2014

A computation of reserve requirements is not applicable to Vista Point Advisors, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See independent auditor's report

Vista Point Advisors, LLC
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2014

Information relating to possession or control requirements is not applicable to Vista Point Advisors, LLC Associates, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See independent auditor's report

Vista Point Advisors, LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Period June 1, 2014 through December 31, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Vista Point Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Vista Point Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Vista Point Advisors, LLC stated that Vista Point Advisors, LLC met the identified exemption provisions throughout the period June 1, 2014 through December 31, 2014, without exception. Vista Point Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Vista Point Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 16, 2015

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

VISTA POINT
ADVISORS

Vista Point Advisors
90 New Montgomery Street, Suite 700
San Francisco, CA 94105

Assertions Regarding Exemption Provisions

We, as members of management of Vista Point Advisors ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending June 1, 2014 through December 31, 2014.

Vista Point Advisors

By: [signature]

Michael Lyon Managaing Director
(Name and Title)

2/10/15
(Date)

Vista Point Advisors, LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

To the Members of
Vista Point Advisors, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Vista Point Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in Vista Point Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Vista Point Advisors, LLC's management is responsible for the Vista Point Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by Vista Point Advisors, LLC supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 16, 2015

Vista Point Advisors, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2014

		Amount
Total assessment	$	22,168
SIPC-6 general assessment Payment made on July 23, 2014		(14,123)
SIPC-7 general assessment Payment made on January 21, 2015		(8,045)
Total assessment balance (overpayment carried forward)	$	-

Vista Point Advisors, LLC
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended December 31, 2014